UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

MarkWest Energy Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

 (Title of Class of Securities)

570759100

(CUSIP Number)

Diane Bono, Chief Compliance Officer
11550 Ash Street
Suite 300
Leawood, KS  66211
Telephone (913) 981-1020

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [X]

_____________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50187A107 (Common Units)	13D	Page 2 of 6 Pages

1.	Names of Reporting Persons
Tortoise Capital Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
Delaware Limited Liability Company
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
54
	8.	Shared Voting Power
11,719,422
	9.	Sole Dispositive Power
54
	10.	Shared Dispositive Power
12,622,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,622,061
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐

13.	Percent of Class Represented by Amount in Row (11)
6.38%
14.	Type of Reporting Person (See Instructions)
IA

CUSIP No. 50187A107 (Common Units)	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.

Common units (“Common Units”) representing limited partner interests of MarkWest Energy Partners, L.P. (“Issuer”)  The address of the principal executive offices of the Issuer is 1515 Arapahoe Street, Tower 1, Suite 1600, Denver, Colorado 80202-2137.

On November 16, 2015, Tortoise Capital Advisors, L.L.C. (the “Reporting Person” or “TCA”) entered into a Voting Agreement with respect to the Common Units over which it has voting power as more fully described under Item 4 below.

Item 2.  Identity and Background.

Reporting Person:

(a) Tortoise Capital Advisors, L.L.C.

(b) 11550 Ash Street, Suite 300, Leawood, KS 66211

(c) Registered Investment Adviser

(d) None

(e) None

(f) Delaware

Other Persons:

Information concerning each natural person who is an executive officer, director or controlling person (the “Listed Persons”) of the Reporting Person is listed on Annex A hereto and is incorporated by reference herein. All of the Listed Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4.  Purpose of Transaction.

On November 16, 2015, the Issuer, MPLX LP (“MPLX”), MPLX GP LLC, the general partner of MPLX (“MPLX GP”), Sapphire Holdco LLC, a wholly owned subsidiary of MPLX (“Merger Sub”), and, for certain limited purposes, Marathon Petroleum Corporation, the parent of MPLX GP (“MPC”), entered into Amendment Number 2 (the “Second Amendment”) to the Agreement and Plan of Merger dated as of July 11, 2015 (as previously amended, the “Merger Agreement” and, together with Amendment Number 2, the “Amended Merger Agreement”), among the Issuer, MPLX, MPLX GP, Merger Sub and, for certain limited purposes, MPC, pursuant to which Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of MPLX.  The Second Amendment increases the amount of the cash consideration contributed to MPLX and payable to Issuer common unitholders to $6.20 per unit, up from the cash consideration previously announced on November 10, 2015, of approximately $5.21 per unit.

In connection with the Second Amendment, the Reporting Person entered into a Voting Agreement (the “Voting Agreement”) with MPLX, MPLX GP and Merger Sub dated November 16, 2015, pursuant to which it has agreed, among other things, to vote (or cause to be voted) all Issuer Common Units over which it has voting power in favor of approving the Amended Merger Agreement, as more fully described in Item 6 below.  The purpose of the Voting Agreement is to facilitate the consummation of the transactions contemplated by the Amended Merger Agreement.

References to, and descriptions of, the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Voting Agreement included as Exhibit 1 to this Schedule 13D and incorporated into this Schedule 13D by reference.

CUSIP No. 50187A107 (Common Units)	13D	Page 4 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

The ownership percentages set forth below are based on 197,937,249 Common Units of Issuer outstanding as of October 28, 2015 as set forth in the Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on November 4, 2015.

(a)      12,622,061 (6.38%)

(b)      Voting and Dispositive Power

Sole Voting Power	54

Shared Voting Power	11,719,422

Sole Dispositive Power	54

Shared Dispositive Power	12,622,007

(c)      Transactions

Please refer to Exhibit 5 for transactions during the prior 60 days.  TCA acts as an investment adviser to certain investment companies registered under the Investment Company Act of 1940.  TCA, by virtue of investment advisory agreements with these investment companies, has all investment and voting power over securities owned of record by these investment companies.  However, despite their delegation of investment and voting power to TCA, these investment companies may be deemed to be the beneficial owners under Rule 13d-3 of the Act, of the securities they own of record because they have the right to acquire investment and voting power through termination of their investment advisory agreement with TCA.  Thus, TCA has reported that it shares voting power and dispositive power over the securities owned of record by these investment companies.  TCA also acts as an investment adviser to certain managed accounts.  Under contractual agreements with managed account clients, TCA, with respect to the securities held in the client managed accounts, has investment and voting power with respect to certain client accounts, and has investment power but no voting power with respect to certain other client accounts.  TCA has reported that it shares voting and/or investment power over the securities held by these client managed accounts despite a delegation of voting and/or investment power to TCA because the clients have the right to acquire investment and voting power through termination of their agreements with TCA. TCA may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Act that are held by its clients.

(d)      The investment companies and client managed accounts discussed above have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.  The interest of any one such person does not exceed 5% of the class of securities.

(e)      Not applicable for the Reporting Person

Item 6.  Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Second Amendment, TCA entered into the Voting Agreement under which TCA has agreed, from and after the date of the Voting Agreement, to vote (or cause to be voted or deliver a written consent with respect to) all of the Issuer Common Units entitled to vote over which TCA has voting power for the proposal to approve the Amended Merger Agreement, the Merger and the transactions contemplated by the Amended Merger Agreement at any annual or special meeting or any adjournment thereof or in any other circumstance upon which a vote or other approval with respect to the proposal to approve the Amended Merger Agreement is sought or required.

In addition, TCA has agreed to vote (or cause to be voted), at any Issuer unitholders’ meeting or any adjournment thereof or in any other circumstance in which their vote is sought or required, all of such Issuer Common Units against:

•	any alternative proposal;

•	any action, agreement or transaction that would, or would reasonably be expected to, prevent, delay, or otherwise impair consummation of the Merger; and

•	any action or agreement that would result in a breach in any respect of any obligation of Issuer under the Amended Merger Agreement.

The Voting Agreement will terminate on the earliest of: (i) the entry without the prior written consent of TCA into any amendment or modification to the Amended Merger Agreement or any waiver of any of Issuer’s rights under the Amended Merger Agreement, in each case, that results in a decrease in the Exchange Ratio or Cash Consideration (as defined in the Amended Merger Agreement); (ii) the mutual written agreement of TCA and MPLX; (iii) in the event the Merger is consummated, the Effective Time of the Merger; or (iv) the date on which the Amended Merger Agreement is terminated pursuant to its terms. Certain general provisions will survive the termination and no party will be relieved for any breach of the Voting Agreement.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1.
Voting Agreement dated as of November 16, 2015, by and among MPLX LP, MPLX GP LLC, Sapphire Holdco LLC and Tortoise Capital Advisors, L.L.C. (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on November 17, 2015).

Exhibit 2.
Amendment Number 2 to Agreement and Plan of Merger, dated as of November 16, 2015, by and among Issuer, MPLX LP, MPLX GP LLC, Marathon Petroleum Corporation and Sapphire Holdco LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 17, 2015).

Exhibit 3.
Amendment to Agreement and Plan of Merger, dated as of November 10, 2015, by and among Issuer, MPLX LP, MPLX GP LLC, Marathon Petroleum Corporation and Sapphire Holdco LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 10, 2015).

Exhibit 4.
Agreement and Plan of Merger, dated as of July 11, 2015, among Issuer, MPLX LP, MPLX GP LLC, Marathon Petroleum Corporation and Sapphire Holdco LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 13, 2015).

Exhibit 5.	Transactions in Issuer Common Units by the Reporting Person during the prior 60 days.

CUSIP No. 50187A107 (Common Units)	13D	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TORTOISE CAPITAL ADVISORS, L.L.C.

Dated: November 17, 2015	By:	/s/ Matthew G.P. Sallee
Name: Matthew G.P. Sallee
Title: Managing Director

CUSIP No. 50187A107 (Common Units)	13D	Page 6 of 6 Pages

ANNEX A

Item 2 continued:

(a)-(c)

The Reporting Person is wholly-owned by Tortoise Investments, LLC (“Tortoise Investments”)(formerly Tortoise Holdings, LLC).  Montage Investments, LLC (“Montage”), a registered investment adviser, owns a majority interest in Tortoise Investments.  Montage is wholly-owned by Mariner Holdings, LLC, a global financial services firm.  The following sets forth the name and present principal occupation of each executive officer and director of the Reporting Person (the “Listed Persons”). The business address of each of the Listed Persons is 11550 Ash Street, Suite 300, Leawood, KS 66211

NAME	PRINCIPAL OCCUPATION(S)
H. Kevin Birzer	Chief Executive Officer
Terry Matlack	Director
Zachary Hamel	Director
Kenneth Malvey	Director
Connie Savage	Chief Operating Officer

(d) None, to the best knowledge of the Reporting Person

(e) None, to the best knowledge of the Reporting Person